

September 28, 2016

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

> **Re:** **FedEx Corporation**
> **Form 8-K dated June 21, 2016**
> **Filed June 21, 2016**
> **File No. 001-15829**

Dear Mr. Graf:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures, page 6

1. Please revise your next earnings release to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2. Revise your disclosure of usefulness of non-GAAP measures to investors to provide a more substantive and concise discussion of how each of your non-GAAP measures are useful to investors. Also, consider balancing your claims that the non-GAAP measures are "more meaningful," "more accurate," and "better" than comparable GAAP measures by also disclosing the limitations of the measures. Please provide us with your proposed changes in your response letter.

3. You exclude the impact of the operations of TNT Express from the date of acquisition as well as the tax impact of the corporate restructuring for the TNT acquisition from Adjusted Earnings in the fourth quarter of 2016. Please tell us why you believe excluding the ongoing operating results of TNT is indicative of your ongoing business operations. Also, clarify whether you have excluded the tax impact of the corporate restructuring but not the actual impact of the restructuring from the non-GAAP measure Adjusted Earnings. See Questions 100.01 and 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions related to these comments. You may also contact me at 202-551-3377.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure